UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 67458

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aventura Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 SE 3rd Ave, Suite 2216
(No. and Street)

Fort Lauderdale	FL	33394
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dan Cauceglia	(305) 466-0467	dcauceglia@aventuracap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,_____**Dan Cauceglia**_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of_____**Aventura Securities, LLC**_____, as of _____**December 31**_____, 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

> TIMOTHY B. MOY
> MY COMMISSION # GG 183652
> EXPIRES: June 7, 2022
> Bonded Thru Notary Public Underwriters

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AVENTURA SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2021
With Report of Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aventura Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aventura Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

April 14, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

AVENTURA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	12,040
Accounts receivable		9,736
Securities owned		255,381
Due from clearing broker		126,504
Deposit with clearing broker		250,000
Due from related party		37,500
Property and equipment, at cost, less accumulated depreciation of $428		1,284
Prepaid expenses and other assets		12,713
Total assets	$	705,158

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	12,126
Commissions payable		78,722
Accrued compensation		11,956
Due to clearing broker		335
Due to related parties		25,088
Total laibilities		128,227
Member's equity		576,931
Total liabilities and member's equity	$	705,158

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

REVENUES	
Commissions	$ 1,449,121
Mutual fund fees	107,006
Principal transactions	11,007
Fees from related party	90,000
Margin interest income	129,089
Other	1,813
Total revenue	1,788,036
EXPENSES	
Commissions, compensation and benefits	1,146,987
Clearance and execution	285,499
Technology and communications	78,506
Occupancy and equipment	33,239
Other	62,009
Total expenses	1,606,240
NET INCOME	$ 181,796

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 181,796
Items which do not impact cash	
Depreciation	342
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	5,506
Increase in due from related party	(37,500)
Decrease in due from clearing broker	147,003
Decrease in prepaid expenses and other assets	1,335
Increase in securities owned	(14,480)
Decrease in accounts payable and accrued expenses	(4,108)
Decrease in commissions payable	(146,247)
Decrease in due to clearing broker	(178)
Decrease in accrued compensation	(34,718)
Increase in due to related parties	5,919
Net cash provided by operating activities	104,670
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(107,000)
Net cash used by financing activities	(107,000)
NET DECREASE IN CASH	(2,330)
CASH:	
Beginning of year	14,370
End of year	$ 12,040
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 1,272

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2021

Balance, December 31, 2020	$ 502,135
Member Distributions	(107,000)
Net Income	181,796
Balance, December 31, 2021	$ 576,931

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Aventura Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in August 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly-owned by Aventura Holdings, LLC. As a limited liability company, the member's liability is limited to its investment.

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance broker) on a fully disclosed basis. The Company's customers are located throughout the United States.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC740-10), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash: The Company maintains its cash deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Securities Owned: Securities owned consisted of mutual funds and exchange traded funds at December 31, 2021. The securities owned are valued at fair value. The resulting difference between cost and fair value is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads. Based on mangement's review of accounts receivable, no allowance for credit losses is considered necessary.

Revenue from Contracts with Customers:

Revenue from contracts with customers includes commission income and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Comany fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $502,838 which was $494,290 more than its required net capital of $8,548 and the ratio of aggregate indebtedness to net capital was .26 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the finanial instrument underlying the contract at a loss.

NOTE D - CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. Amounts receivable from its clearing broker at December 31, 2021 consist of commissions receivable and funds held in various accounts. The receivable is considered fully collectible at December 31, 2021 and no allowance is required.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Under the agreement, the Company pays its member monthly fees for use of office facilities, including office furniture and equipment, and other administrative services. The amount expensed by the company for 2021 under the agreement is approximately $49,401. Approximately $627 of the due to related parties at December 31, 2021 arose from this agreement.

During 2021, the Company recognized $90,000 of fee revenue from a related Registered Investment Advisor entity pursuant to an informal agreement. These fees primarily relate to sevices such as the execution of mutual fund, options, and fixed income trades on behalf of the related entity. The balance due from related party at December 31, 2021 on the accompanying statement of financial condition in the amount of $37,500 arose from this agreement.

Separately, the related Registered Investment Advisor at times pays for and subsequently seeks reimbursement of the Company's allocated share of certain technology expenses. The Company expensed during 2021 approximately $7,288 of such technology expenses that were paid for on its behalf by the related Registered Investment Advisor. Approximately $24,461 of the due to related parties within the accompanying statement of financial condition arose from the related Registered Investment Advisor's payment of such expenses in the current and prior years that have yet to be reimbursed by the Company.

Financial Position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE F - RETIREMENT PLAN

The Member has adopted a profit sharing plan that is subject to the expense sharing agreement with the Company as described in Note E. The amount expensed in the accompanying financial statements for 2021 pursuant to this plan is approximately $13,020.

AVENTURA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE G - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or· cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value heirarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

	Fair Value Measurements December 31, 2021	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned, mutual funds, equity	10,809	$ 10,809	-	-
Securities owned, mutual funds, fixed income	234,739	234,739	-	-
Securities owned, exchange traded funds	9,833	9,833	-	-
Total	$ 255,381	$ 255,381	-	-

NOTE H - ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

AVENTURA SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2021

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

AVENTURA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2021

Net Capital	
Total member's equity qualified for net capital	$ 576,931
Accounts receivable, net	(4,662)
Due from related party	(37,500)
Property and equipment	(1,284)
Prepaid expenses and other assets	(12,713)
Net capital before haircuts	520,771
Less haircuts	17,933
Net capital	$ 502,838
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 8,548
Excess net capital	$ 494,290
Aggregate Indebtedness:	
Liabilities	$ 128,227
Ratio of aggregate indebtedness to net capital	.26 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021.

There are no significant differences between net capital in Part IIA of Form X-17A-5, as amended, and net capital above.

AVENTURA SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2021

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2021

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aventura Securities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Aventura Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aventura Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Aventura Securities, LLC stated that Aventura Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Aventura Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aventura Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

April 14, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC





AVENTURA SECURITIES, LLC
MEMBER FINRA, SIPC & MSRB

BROKER DEALERS ANNUAL EXEMPTION REPORT

Aventura Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Aventura Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2021 without exception.

Daniel Cauceglia
April 14, 2022